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
----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                   ----------------------------
|F  O  R  M   3|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
                                       INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0104|
                                                                                                        |Expires: September 30,1998|
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
(Print or Type Respones)                 Section 30(f) of the Investment Company Act 1940               ---------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
|1.Name and Address of Reporting Person* |2.Date of Event        |4.Issuer Name and Ticker or Trading Symbol                       |
|                                        |  Requiring Statement  |                                                                 |
|  Pacific Financial Group, Inc. (1)     |  (Month/Day/Year)     |  AutoCorp Equities, Inc.        (ACOR)                          |
|----------------------------------------|                       |-----------------------------------------------------------------|
|      (Last)             (First)    (MI)|                       |5.Relationship of Reporting Person to  |6.If Amendment, Date of  |
|                                        |      11/14/2000       |  Issuer (Check all Applicable)        |  Original (Mon/Day/Year)|
|                                        |                       |                                       |                         |
|                                        |-----------------------|   Director           X 10% Owner      |         /  /            |
|  2740 North Dallas Parkway, Suite 200  |3.IRS or Soc. Sec. No. |---                  ---               |-------------------------|
|----------------------------------------|  of Reporting Person  |                                       |7.Individual or Joint/   |
|      (Street)                          |  (Voluntary)          |   Officer              Other          |  Group Filing           |
|                                        |                       |---(give title below)---(Specify below)|  (Check Applicable Line)|
|                                        |                       |                                       |    Form filed by One    |
|                                        |                       |                                       |--- Reporting Person     |
|                                        |                       |                                       | X  Form filed by More   |
|       Plano          Texas      75093  |                       |                                       |--- than Reporting Person|
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)  |     TABLE I - Non-Derivative Securities Beneficially Owned                              |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security (Instr. 4)            |2.Amount of Securities       |3.Ownership   |4.Nature of Indirect Beneficial           |
|                                          |  Beneficially Owned         |  Form:       |  Ownership (Instr. 5)                    |
|                                          |  (Instr. 4)                 |  Direct (D)  |                                          |
|                                          |                             |  or Indirect |                                          |
|                                          |                             |  (I)(Instr.5)|                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|                                          |                             |              |                                          |
|----------------------------------------------------------------------------------------------------------------------------------|
Reminder: Report on a separate line for each class securities owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                                                                                              (Over)
    Potential persons who are to respond to the collection of information contained in this form are not required    SEC 1473 (7-97)
    to respond unless the form displays a currently valid OMB control number.
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
FORM 3 (continued)          TABLE II - Derivative Securities Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of Derivative     |2.Date Exercisable    |3.Title and Amount of Underlying      |4.Conversion |5.Ownership|6.Nature of    |
|  Security (Instr. 4)     |  and Expiration      |  Derivative Security (Instr. 4)      |  or         |  Form of  |  Indirect     |
|                          |  Date                |                                      |  Exercise   |  Deriv-   |  Beneficial   |
|                          |  (Month/Day/Year)    |                                      |  Price of   |  ative    |  Ownership    |
|                          |----------------------|--------------------------------------|  Derivative |  Security:|  (Instr. 5)   |
|                          |Date       |Expiration|                            |Amount or|  Security   |  Direct   |               |
|                          |Exercisable|Date      |           Title            |Number   |             |  (D) or   |               |
|                          |           |          |                            |of Shares|             |  Indirect |               |
|                          |           |          |                            |         |             |  (I)      |               |
|                          |           |          |                            |         |             |  (Instr.5)|               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|                          |           |          |                            |         |             |           |               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|Series B Convertible      |   Immed.  |          |   Common Stock             |1,612,083|     (2)     |   D(3)    |               |
|Preferred Stock           |           |          |                            |         |             |           |               |
|----------------------------------------------------------------------------------------------------------------------------------|
Explanation of Responses:

(1)  Designated Filer.  See Supplement A for group beneficial owners.

(2)  See attached Supplement B.

(3)  Pacific Financial Group, Inc. is a wholly-owned subsidiary of Pacific USA Holdings Corp., which is a wholly-owned subsidiary of Pacific Electric Wire & Cable Co. Ltd.


                                                                        Pacific Financial Group, Inc.

**Intentional misstatements or omissions of facts constitute Federal    By:  /s/  Michael K. McCraw, President           11/17/2000
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          --------------------------------------------  ----------
                                                                                  **Signature of Reporting Person              Date

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   PAGE: 2
                                                                                                                     SEC 1473 (7-97)
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                             SUPPLEMENT  A  TO  FORM  3
                             --------------------------

                              JOINT FILER INFORMATION


Designated Filer:                 Pacific  Financial  Group,  Inc.

Issuer & Ticker Symbol:           AutoCorp  Equities,  Inc.  (ACOR)

Joint Filers(1):                  Pacific  USA  Holdings  Corp.
                                  2740  North  Dallas  Parkway,  Suite  200
                                  Plano,  Texas  75093
                                  Tax  ID  No.:   75-2255876

                                  By:  /s/  Michael  K.  McCraw
                                     -------------------------------------------
                                            Michael  K.  McCraw
                                            Chief  Financial  Officer

                                  Pacific  Electric  Wire  &  Cable  Co.  Ltd.
                                  4th Fl. 285 Chung Hsiao East Road, Section 4
                                  Taipei,  Taiwan
                                  Republic  of  China
                                  Tax  ID  No.:  N/A  (Foreign  Entity)

                                  By:  /s/  Tung  Ching-yun
                                     -------------------------------------------
                                            Tung  Ching-yun
                                            President


     (1) The filing of this Form 3 by a joint filer shall not be construed as an admission that such filer, or any executive officers or directors of such filer is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Form 3 of that this Form 3 is required to be filed by such persons.

                             SUPPLEMENT B TO FORM 3
                             ----------------------

                            SUPPLEMENTAL INFORMATION


Designated Filer:                                  Pacific Financial Group, Inc.

Issuer & Ticker Symbol:                           AutoCorp Equities, Inc. (ACOR)


     This Form 3 is being jointly filed by Pacific Electric Wire & Cable Co. Ltd., a company limited by shares formed under the laws of The Republic of China ("PEWC"), Pacific USA Holdings Corp., a Texas corporation ("PUSA") and Pacific Financial Group, Inc., a Delaware corporation ("PFG"). PFC is a wholly owned subsidiary of PUSA, which is a wholly owned subsidiary of PEWC.

     Pursuant to a Master Agreement dated as of October 1, 2000 (the "Master Agreement") by and between PFG, AutoPrime, Inc., a Delaware corporation ("AP") and AutoCorp Equities, Inc., a Nevada corporation ("ACE"), PFG and AP agreed to convert approximately $23 million of indebtedness owed by ACE to AP (the "Debt") into 1,612,083 shares of Series B Convertible Preferred Stock of ACE (the "Series B Preferred Stock"). Each share of Series B Preferred Stock is convertible at any time at the option of the holder into one share of common stock, par value $0.01 per share, of ACE (the "Common Stock"). On a fully-converted basis, the Series B Preferred Stock would represent approximately 27.2% of the issued and outstanding Common Stock. The consideration received by ACE for the issuance of the Series B Preferred Stock consists of (i) the forgiveness by AP and PFG of the Debt, and (ii) the contribution by PFG and AP to the Company of repossessed vehicles and performing and non-performing retail installment sales contracts valued at approximately $600,000. No additional consideration is required in order for PFG to effect a conversion of the Series B Preferred Stock into Common Stock.


                                                    Page 4 of 4
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